Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Date:	 April 21, 2009

Company: National Bancshares Corporation
	 112 West Market Street
	 Orrville, Ohio 44667

Contact: David C. Vernon
	 President and CEO

Phone:   330.682.1010
Fax:     330.682.4644


National Bancshares Corporation Appoints James R. Smail, Director

ORRVILLE, Ohio, April 21, 2009 ~ National Bancshares Corporation (OTC: NBOH) today announced that its Board of Directors has appointed James R. Smail, a Director of the Company and it`s subsidiary First National Bank. Mr. Smail has been appointed as a Class II Director, with a term expiring in April 2010, to fill a position created by the retirement of a former Director.

Mr. Smail is a native of Wayne County, Ohio with a thirty-seven year background in Banking, Oil and Gas Production, Drilling Contractor, Coal Mining, Ranching and Real Estate Development. He is Chairman of The Board and owner of The Monitor Bank of Big Prairie, Ohio. He is an Advisory Board Member of the Bank of Oklahoma based in Tulsa, Oklahoma. He was a founding member of the Independent State Bank of Ohio situated in Columbus, Ohio and past Officer and Director of the Community Bankers Association of Ohio.
He is Chairman of the Board of J.R. Smail, Inc., an oil and gas producing company with interests in Ohio, New York, Pennsylvania, Kansas, Texas, Louisiana, Illinois, Montana and West Virginia. He is the immediate Past President of the Ohio Oil and Gas Association, Past Chairman of the Governmental Affairs Committee and External Affairs Committee. He is a member of the Board of Directors of the Independent Producers Association of America and serves on its Natural Gas Committee. He is a past founder/Director of Northeast Ohio Natural Gas Corporation, a gas utility corporation serving residential, industrial and wholesale gas customers in Ohio. He is a Director and Executive Committee Member of Gatherco, Inc., an Ohio gas gathering and transport company and serves as Chairman of its Compensation Committee. He is a Member of the Board of Directors and Executive Committee of Energy West, Inc. of Great Falls, Montana, a gas public utility with interests in Montana, Wyoming, Maine and North Carolina. He is a member of Grace Brethren Church of Wooster and the Board of Trustees of Ashland University and its Dauch College of Business and Economics. He is a member of the Board of Directors of the Wooster Country Club and is Chairman of the Wayne County Republican Party. Mr. Smail is 62 years old. He and his wife Sue live in Wooster, Ohio and Fort Myers, Florida.


National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with thirteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2008.
The Company assumes no obligation to update any forward-looking statement.